EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Motions for document discovery prior to filing of derivative claim

In the afternoon hours of June 25, 2017, the Company received two motions for document discovery prior to the filing of a derivative claim, in accordance with Section 198a of the Companies Law, 5759-1999, which were filed with the Tel Aviv District Court (Economic Department) by two shareholders of the Company (both against the Company and one also against the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“D.B.S.”). In both applications, the court is requested to instruct the Company (and DBS, as applicable) to provide the applicants with documents and information in connection with the agreement for the acquisition of D.B.S. by the Company, in particular with respect to the "second additional consideration" under such agreement (a consideration of NIS 170 million is contingent upon DBS meeting free flow targets for the years 2015-2017). The backdrop to the filing of such motions is an open investigation of officers and functionaries of the Company and DBS by the Israel Securities Authority, which began on June 20, 2017. A decision was rendered on one of the applications on June 22, 2017, whereby the Company's response was to be filed within 60 days.

It should be noted that two other similar requests for document discovery were received at the Company's offices in recent days, which were sent to the Company prior to the filing of a derivative claim and which included demands for various document discovery in the same matter.

The Company is studying the applications and shall address them in accordance with the requirements and the deadlines prescribed by law.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.